EXHIBIT 23.1

The Chubb Corporation

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The Chubb Corporation for the registration of common stock, debt securities, junior subordinated debt securities, preferred stock, depository shares, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 26, 2007, with respect to the consolidated financial statements and schedules of The Chubb Corporation, The Chubb Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Chubb Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
March 20, 2007